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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                               Hoenig Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  434 396 107
                                 (CUSIP Number)

                           Charles I. Weissman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 19, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]









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                                  SCHEDULE 13D
CUSIP No. 434 396 107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
               Qualified Terminable Interest Trust B
               established under the Last Will and Testament of Ronald H. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS
                   N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   N/A

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       1,120,788
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                       1,120,788

                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,120,788

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.2%

14       TYPE OF REPORTING PERSON
                   OO


                                     2





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                                  SCHEDULE 13D
CUSIP No. 434 396 107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Kathryn L. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS
                   N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                        107,500
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
         EACH                      1,120,788
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                        107,500

                       10      SHARED DISPOSITIVE POWER
                                   1,120,788

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,228,288

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.3%

14       TYPE OF REPORTING PERSON
                   IN


                                       3





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                                  SCHEDULE 13D
CUSIP No. 434 396 107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laura Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                          19,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                        1,120,788
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                          19,000

                       10      SHARED DISPOSITIVE POWER
                                    1,120,788

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,139,788

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.4%

14       TYPE OF REPORTING PERSON
                  IN


                                       4





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                                  SCHEDULE 13D
CUSIP No. 434 396 107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Susan C. Hoenig

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                        100,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                       1,120,788
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                        100,000

                       10      SHARED DISPOSITIVE POWER
                                   1,120,788

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,220,788

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.3%

14       TYPE OF REPORTING PERSON
                  IN

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                                  SCHEDULE 13D
CUSIP No. 434 396 107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Robert Spiegel

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                        351,718
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                       1,120,788*
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                        351,718

                       10      SHARED DISPOSITIVE POWER
                                   1,120,788*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,472,506*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16%*

14       TYPE OF REPORTING PERSON
                  IN

*Mr. Spiegel is one of four trustees of the Qualified Terminable Interest
Trust B established under the Last Will and Testament of Ronald H. Hoenig which beneficially owns 1,120,788 shares of Common Stock. However, Mr. Spiegel disclaims beneficial ownership of the shares owned by such trust.

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                        AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment No. 3 to the Schedule 13D originally filed by Ronald H. Hoenig ("Mr. Hoenig"), Max H. Levine ("Mr. Levine") and Alan B. Herzog ("Mr. Herzog") with the Securities and Exchange Commission (the "SEC") on November 18, 1991, as previously amended by Amendment No. 1 filed with the SEC on December 19, 1995 and Amendment No. 2 filed with the SEC on January 22, 1996, relates to the undersigned's beneficial ownership of shares of the common stock, par value $0.01 per share, of Hoenig Group Inc. This Amendment No. 3 restates, amends and supplements the original Schedule 13D, as amended by Amendment Nos. 1 and 2. After the filing of the original Schedule 13D, each of Mr. Levine and Mr. Herzog filed a Schedule 13D with the SEC stating that each should no longer be considered a Reporting Person with respect to the original
Schedule 13D, except with respect to the period preceding such filing.

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Royal Executive Park, 4 International Drive, Rye Brook, New York 10573.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The original Schedule 13D was filed by Messrs. Hoenig, Levine and Herzog on November 18, 1991. At such time, such persons were employed by the Company (which is a holding company with subsidiaries whose principal business is securities brokerage) as Chief Executive Officer, Executive Vice President and Chief Operating Officer, respectively. After the filing of the original Schedule 13D, each of Mr. Levine and Mr. Herzog filed a Schedule 13D with the SEC stating that each should no longer be considered a Reporting Person with respect to the original Schedule 13D, except with respect to the period preceding such filing.

                  Mr. Hoenig died on October 12, 1995, and, on November 30, 1995, the Court of Probate in the District of Greenwich, State of Connecticut, issued a Certificate of Letters Testamentary to four executors of Mr. Hoenig's estate (the "Estate"). The Certificate of Letters Testamentary was received by the Executors on December 6, 1995. As a result of Mr. Hoenig's death, all of the Common Stock owned by Mr. Hoenig prior to his death devolved to the Estate without consideration. The Estate and the four executors of the Estate, Kathryn
L. Hoenig, Laura Hoenig, Susan C. Hoenig and Robert Spiegel (collectively, the "Executors"), filed Amendment No. 1 with the SEC on December 19, 1995 reflecting such occurrence.

                  On September 19, 1996, all of the Common Stock beneficially owned by the Estate was transferred to the Qualified Terminable Interest Trust B (the "Trust") established under the Last Will and Testament of Ronald H. Hoenig (the "Will") pursuant to the terms of the Will without consideration. The four trustees (the "Trustees") of the Trust are also the Executors. Each of Kathryn L. Hoenig, Laura Hoenig and Susan C. Hoenig are also beneficiaries of the Trust. Each of the Trustees are citizens of the United States. The address of the Trust and Mrs. Laura Hoenig is 20 Sherwood Avenue, Greenwich, Connecticut 06831. The address of Ms. Kathryn Hoenig and Mr. Spiegel is c/o Hoenig Group Inc., Royal Executive Park, 4 International Drive, Rye Brook, New York 10573, and the address of Ms. Susan Hoenig is 15 West 12th Street, New York, New York 10011. Ms. Kathryn Hoenig is the daughter of Mr. Hoenig and is currently employed as the Secretary of the Company, Hoenig & Co., Inc. ("Hoenig") (a wholly-owned subsidiary of the Company) and Axe-

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Houghton Associates, Inc. ("Axe-Houghton") (a wholly-owned subsidiary of the
Company) and as the Vice President and General Counsel of the Company and Hoenig. She is also a director of the Company. The principal executive offices of Hoenig and Axe-Houghton are also located at Royal Executive Park, 4 International Drive, Rye Brook, New York 10573. Mrs. Laura Hoenig was the wife of Mr. Hoenig and Ms. Susan Hoenig also is the daughter of Mr. Hoenig. Mr. Spiegel is a director of the Company and Axe-Houghton and currently serves on the Board of Directors of Graham Field Health Products, Inc., a New York-based manufacturer and supplier of health care products; Kash N' Karry Food Stores, Inc., a Florida-based grocery store chain; and Drug Emporium Inc., an Ohio-based deep discount drug chain.

                  During the past five years, neither any of the Trustees nor the Trust has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On November 7, 1991, the Company exchanged 7,000,000 shares of Common Stock for all outstanding shares of common stock of Hoenig, Hoenig & Company, Limited ("Limited") and Vortex Management, Inc. ("Vortex") in connection with an initial public offering by the Company of equity securities (the "Reorganization"). The consideration used by each of Messrs. Hoenig, Levine and Herzog to acquire the Common Stock was all of the outstanding common stock of Hoenig, Limited and Vortex owned by such person. In addition, Mr. Herzog acquired 1,800 units (the "Units") of the Company for his minor children on November 7, 1991, each Unit consisting of one share of Common Stock and one Class A Warrant to purchase one share of Common Stock and one Class B Warrant. The consideration used by Mr. Herzog to purchase the Units was $16,740 of his personal funds.

                  Mr. Hoenig died on October 12, 1995 and, as a result of Mr. Hoenig's death, all of the Common Stock owned by Mr. Hoenig prior to his death devolved to the Estate without consideration.

                  On January 11, 1996, pursuant to the Estate's exercise of the Put Option granted to it pursuant to the Shareholder's Agreement, dated as of November 7, 1991, between the Company and Mr. Hoenig, the Estate delivered 650,000 shares of Common Stock to the Company for an aggregate purchase price of $2,023,710.

                  On September 19, 1996, all of the Common Stock beneficially owned by the Estate was transferred to the Trust pursuant to the terms of the Will without consideration.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the acquisition of the Common Stock by Messrs. Hoenig, Levine and Herzog in 1991 was to effectuate the Reorganization in connection with the initial public offering by the Company of its equity securities. The purpose of the acquisition of the Units by Herzog for his minor children in 1991 was investment. In 1991, the Company also adopted the 1991 Stock Option Plan (the "1991 Plan") pursuant to which certain employees, including Messrs. Hoenig, Levine and Herzog, may be granted options to purchase Common Stock.

                                      8





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                  Mr. Hoenig died on October 12, 1995 and, as a result of Mr.
Hoenig's death, all of the Common Stock owned by Mr. Hoenig prior to his death devolved to the Estate without consideration.

                  Pursuant to the Shareholder's Agreement, dated as of November 7, 1991, between the Company and Mr. Hoenig, upon Mr. Hoenig's death, the Estate had the option (the "Put Option") to sell shares of Common Stock to the Company as described below. At the option of the Estate, exercisable within 30 days after the appointment of an executor or other representative of the Estate, the Company was obligated to purchase, at a purchase price per share equal to 10% below the Market Value (as defined below) of a share of Common Stock, the number of shares of Common Stock which resulted in an aggregate purchase price equal to the actual amount of life insurance proceeds received by the Company (approximately $5.9 million) upon Mr. Hoenig's death. The Market Value was to be determined based on the average of the last 20 days' closing prices of the Common Stock prior to Mr. Hoenig's death. The average price of the Common Stock during this 20 day period was $3.4594. At a discount of 10%, or $3.1134 per share, the maximum shares available to the Estate under this option was approximately 1,918,689 shares. The Company had the right, but not the obligation, to increase the number of shares of Common Stock to be purchased by it up to the maximum number of shares the Estate desired to sell.

                  Prior to December 30, 1995, the Estate notified the Company of its exercise of the Put Option with respect to an aggregate of 650,000 shares of Common Stock. By letter dated December 28, 1995, the Company confirmed to the Estate its receipt of such notice and agreed to such purchase. On January 11, 1996, pursuant to the Estate's exercise of the Put Option, the Estate delivered 650,000 shares of Common Stock to the Company for an aggregate purchase price of $2,023,710.

                  On September 19, 1996, all of the Common Stock beneficially owned by the Estate was transferred to the Trust pursuant to the terms of the Will without consideration.

                  On October 12, 1996, options granted to Mr. Hoenig under the 1991 Plan exercisable to purchase an aggregate of 80,000 shares of Common Stock expired in accordance with their terms.

                  Except as otherwise disclosed herein, neither the Trust nor any of the Trustees has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date hereof, the Trust beneficially owns 1,120,788 shares of Common Stock, which represents approximately 12.2% of the outstanding shares of Common Stock. (According to the Company's Form 10-Q for the quarter ended June 30, 1996, as of August 14, 1996 there were 9,198,810 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Trust and the Trustees, such number, as adjusted where appropriate for exercisable options, was used.) The Trustees share voting and dispositive power with respect to such 1,120,788 shares. Each of Laura Hoenig, Susan C. Hoenig and Kathryn L. Hoenig are also beneficiaries of the Trust.

                  As of the date hereof, Ms. Kathryn L. Hoenig beneficially owns 1,228,288 shares of Common Stock, which represents approximately 13.3% of the outstanding shares of Common Stock. Of the 1,228,288 shares beneficially owned by Ms. K. Hoenig, 107,500

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shares are beneficially owned directly by her and 1,120,788 shares are beneficially owned directly by the Trust. Such 1,228,288 shares include 5,000 shares of Common Stock issuable upon exercise of options granted to Ms. K. Hoenig under the 1991 Plan which are currently exercisable by Ms. K. Hoenig and 2,500 shares of Common Stock issuable upon exercise of options granted to Ms.
K. Hoenig under the 1991 Plan which are exercisable by Ms. K. Hoenig within 60 days of the date hereof. Such 1,228,288 shares do not include 5,000 shares of Common Stock issuable upon exercise of options granted to Ms. K. Hoenig under one of the Company's stock option plans which are not currently exercisable by her. Ms. K. Hoenig has sole voting and dispositive power with respect to the 107,500 shares beneficially owned directly by her and shares voting and dispositive power with respect to the 1,120,788 shares beneficially owned directly by the Trust with the other Trustees.

                  As of the date hereof, Mrs. Laura Hoenig beneficially owns 1,139,788 shares of Common Stock, which represents approximately 12.4% of the outstanding shares of Common Stock. Of the 1,139,788 shares beneficially owned by Mrs. Hoenig, 19,000 shares are beneficially owned directly by her and 1,120,788 shares are beneficially owned directly by the Trust. Such 1,139,788 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares. Mrs. Hoenig has sole voting and dispositive power with respect to the 19,000 shares beneficially owned directly by her and shares voting and dispositive power with respect to the 1,120,788 shares beneficially owned directly by the Trust with the other Trustees.

                  As of the date hereof, Ms. Susan C. Hoenig beneficially owns 1,220,788 shares of Common Stock, which represents approximately 13.3% of the outstanding shares of Common Stock. Of the 1,220,788 shares beneficially owned by Ms. S. Hoenig, 100,000 shares are beneficially owned directly by her and 1,120,788 shares are beneficially owned directly by the Trust. Ms. S. Hoenig has sole voting and dispositive power with respect to the 100,000 shares beneficially owned directly by her and shares voting and dispositive power with respect to the 1,120,788 shares beneficially owned directly by the Trust with the other Trustees.

                  As of the date hereof, Mr. Robert Spiegel beneficially owns 1,472,506 shares of Common Stock, which represents approximately 16% of the outstanding shares of Common Stock. Of the 1,472,506 shares beneficially owned by Mr. Spiegel, 351,718 are beneficially owned directly by him and 1,120,788 shares are beneficially owned directly by the Trust. Such 1,472,506 shares include 4,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under the Company's 1994 Stock Option Plan which are currently exercisable by Mr. Spiegel. Such 1,472,506 shares do not include 10,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under one of the Company's stock option plans which are not currently exercisable by him. Mr. Spiegel has sole voting and dispositive power with respect to the 351,718 shares beneficially owned directly by him and shares voting and dispositive power with respect to the 1,120,788 shares beneficially owned directly by the Trust with the other Trustees. Mr. Spiegel disclaims beneficial ownership of the 1,120,788 shares of Common Stock beneficially owned directly by the Trust.

                  Other than as set forth herein, neither the Trust nor any of the Trustees has made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement, dated as of October 17, 1996.


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                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           QUALIFIED TERMINABLE INTEREST TRUST
                                           B ESTABLISHED UNDER THE LAST WILL
                                           AND TESTAMENT OF RONALD H. HOENIG


Dated: October 17, 1996                    By:/s/ Kathryn L. Hoenig
                                              ----------------------------------
                                              Kathryn L. Hoenig, Trustee


Dated: October 17, 1996                    /s/ Kathryn L. Hoenig
                                           -------------------------------------
                                           Kathryn L. Hoenig


Dated: October __, 1996                                   *
                                           -------------------------------------
                                           Laura Hoenig


Dated: October __, 1996                                   *
                                           -------------------------------------
                                           Susan C. Hoenig


Dated: October __, 1996                                   *
                                           -------------------------------------
                                           Robert Spiegel


Dated: October 17, 1996                    *By:/s/ Kathryn L. Hoenig
                                               ---------------------------------
                                               Kathryn L. Hoenig
                                               As Attorney-in-Fact



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                                 EXHIBIT INDEX

EXHIBIT                                                           PAGE

1.       Joint Filing Agreement,
         dated as of October 17, 1996.